

August 26, 2010

Mr. Olivier de Vergnies
Acting Principal Executive Officer
Prime Sun Power, Inc.
100 Wall Street, 21ˢᵗ floor
New York, NY 10005

>   **Re: Prime Sun Power, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed on April 15, 2010**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2010**
>   **Filed on May 24, 2010**
>   **File No. 333-103647**

Dear Mr. Vergnies:

      We have reviewed your response letter dated July 21, 2010 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 18, 2010.

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and capital resources, page 17

1.   Please describe in reasonable detail the material economic terms of the Acquisition Agreement with GPR Global Power Resources Ltd, including the "certain milestones" that you will need to achieve in order to receive the purchase price for the transaction, the time frame in which you expect to reach each milestone, and the amount of the "five equal tranche" payments that will be due to the company. Discuss the impact of the agreement on the company in the Management's Discussion and Analysis. In addition, disclose the company's planned course of action if you are unable to secure the $2,000,000 in additional funding that you

state the company will need in order to conduct proposed operations for the next year.

2.   We note from your disclosures that Rudana Investment Group AG loaned the Company a total of $999,001 as of December 31, 2009. Please reconcile the total loans made by Rudana with the amounts presented on your balance sheets and statements of cash flows as of December 31, 2009 and March 31, 2010. In this respect, clarify the total amount of proceeds received from and repaid to Rudana as of December 31, 2009 and March 31, 2010. In addition, tell us your consideration of separately presenting the gross amount of cash receipts and repayments in your statement of cash flows. We refer you to FASB ASC 230-10-45-7.

Item 11. Executive Compensation, page 26

3.   We note your response to prior comment 1 only addresses the stock option grant awarded to Cesare Boffa. Please confirm that the stock options awarded to Frank Juergens in 2009 were also computed in accordance with FASB Accounting Standards Codification Topic 718. In addition, tell us why the stock option awards to Mr. Juergens are not reflected in the "Outstanding Equity Awards at Fiscal Year-End" table on page 27.

Exhibits

4.   We note that you have not filed the Annexes to the Acquisition Agreement between GPR Global Power Resources Ltd. and Prime Sun Power dated March 2, 2010. These Annexes, including Annexe E (General Terms and Conditions of Acquisition) appear material to the company and should be filed. Please file a complete version of the agreement.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Financial Statements

Notes to the Financial Statements

Note 2. Notes Payable-Finance Company, page 8

5.   We note that you have outstanding loans in the amount of $660,073 payable to CRG Finance AG as of March 31, 2010. Please clarify the nature of your relationship with CRG Finance AG.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Mark Shuman, Legal Branch Chief (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief